(212) 474-1150
(212) 474-1248

July 28, 2006

Re:   Unilever PLC
     Form 20-F for the Fiscal Year Ended December 31, 2005
     Filed March 29, 2006
     File No. 1-4546

Dear Ms. Blye:

Set forth below are the responses of our client, Unilever PLC (“PLC”), to the comments of the U.S. Securities and Exchange Commission (the “Commission”) on PLC’s Form 20-F for the year ended December 31, 2005 filed on March 29, 2006 (the “20-F”), which were delivered in your letter to PLC dated June 5, 2006. We set forth below first the Commission’s comments in italics and follow with PLC’s responses. “Unilever Group” has the meaning assigned to it in the 20-F.

General

1.
Please refer to prior comment two. Please expand your materiality analysis to address additional qualitative factors you considered in reaching the conclusion that your contacts with countries identified as state sponsors of terrorism by the U.S. State Department are not material to you individually or in the aggregate. While you addressed the nature of your products, you did not specifically address (i) the investor sentiment evidenced by the legislation and university initiatives referenced in prior comment two; (ii) the fact that, since your operations in Cuba are conducted through an arrangement that is analogous to a joint venture with the Cuban government, sales of your products in Cuba apparently generate income for the government of that terrorist-sponsoring nation; or (iii) any other significant qualitative factors that you considered in assessing the materiality of your contacts with terrorist-sponsoring states, and whether those contacts constitute a material investment risk for your security holders.

Response:

In determining that the Unilever Group’s contacts with Cuba, Iran, Sudan or Syria are not material individually or in the aggregate, in addition to the quantitative and qualitative factors discussed in PLC’s response to the Commission’s comments of April 6, 2006 (the “Initial Response Letter”), PLC has considered other qualitative factors that a reasonable investor would consider important when making an investment decision, including the potential impact of such contacts upon PLC’s reputation and share value, and whether such contacts constitute a material investment risk for PLC’s security holders. The primary qualitative factors considered by PLC were:

•
the nature of the products sold by the Unilever Group -- all such products are consumer goods in the foods, home and personal care product categories, which are generally used by individuals in their day-to-day lives for personal matters;

•
the Unilever Group’s 20-F discloses that the Unilever Group has operations in Syria and it sells products in nearly all countries throughout the world, and thus investors, consumers and analysts are aware that the Unilever Group has operations in Syria and might have operations in other countries identified as state sponsors of terrorism;

•
Cuba, Iran, Sudan and Syria are generally poor nations with limited resources, where individuals residing in such nations may have difficulty obtaining food, home and personal care products of the type that the Unilever Group sells in such countries, and the sale of such products to such individuals could improve the quality of their lives and thus be looked upon favorably by investors, consumers and analysts;

•
certain investors have preferences or policies, and certain U.S. states have adopted regulations, regarding investing in companies who do business in countries identified as state sponsors of terrorism and that these preferences, policies or regulations may discourage or restrict investment in PLC;

•	certain investors have views that diverge from the preferences, policies or regulations referred to above, and such investors may not be discouraged or restricted from investments in PLC;

•	the lack of any U.S. entity of the Unilever Group having a presence in, or being a party to any distributor arrangement involving, Cuba, Iran, Sudan or Syria;

•
the Unilever Group’s operations in Cuba, Iran, Sudan and Syria are limited, not only from a quantitative point of view, but also from the fact that a limited number of Unilever Group products are sold in these countries;

•	any income generated for the Cuban government through its arrangement with the Unilever Group is immaterial in relation to the gross national product of such country;

•	to the best of its knowledge, the Unilever Group is in compliance with applicable U.S. laws and government regulations as they relate to Cuba, Iran, Sudan and Syria;

•
employees of the Unilever Group certify annually to compliance with the Unilever Code of Business Principles, which states, among other things, that Unilever companies and our employees are required to comply with the laws and regulations of the countries in which we operate;

•	the management commentary to the Unilever Code of Business Principles contains the following provision:

“Sensitive Territories

Unilever will observe all United Nations sanctions and any other international boycott or similar initiative that has the force of international law. Our wide geographical spread of interests, however, means that we may have a business presence in a territory which is the cause of international concern, for example, for human rights violations. The following principles will be applied: -

a.	Unilever will not enter, or will withdraw from, territories where, in the Unilever Executive's view, local operations cannot be conducted in accordance with Unilever's Code of Business Principles.

b.	We will continue to operate where we are able to respect the human rights and interests of our employees, whose relationship with the local company may well be of long-standing.

c.
Our continued presence, whilst maintaining the highest standards of behaviour, may often be the best contribution we can make to the local well-being of our employees & families, our business partners and our consumers.”

Further, PLC will expressly disclose in its future 20-F filings that it has revenues from sales in Cuba, Iran, Syria and Sudan.

Based on the foregoing, as well as the quantitative immateriality of the de minimis amount of revenues derived from Cuba, Iran, Sudan and Syria as discussed in the Initial Response Letter, PLC believes that its contacts with these countries are not material and do not pose material investment, financial, reputational or share value risks.

2.
In this regard, please advise us whether your joint venture partner in Iran is owned or controlled by the Iranian government and, if it is so owned or controlled, discuss the materiality to you and to you and to your security holders of the fact that sales of your products in Iran may generate income for that terrorist-sponsoring nation. Advise us also whether the third-party distributors through which your products are sold into Sudan and Syria are entities owned or controlled by the governments of those countries and, if they are so owned or controlled, discuss the materiality to you and to your security holders of the fact that sales of your products into those countries may generate income for those terrorist-sponsoring nations.

Response:

With regard to the Unilever Group’s operations in Iran, to the best of the Unilever Group’s knowledge, its joint venture partner is privately owned by investors based in Iran and the United Arab Emirates and no part of the joint venture is owned or controlled by the Iranian government.

With regard to the third party distributors in Sudan and Syria, to the best of the Unilever Group’s knowledge, neither third-party distributor is owned or controlled by the Sudanese or Syrian governments.

* * *

PLC hereby acknowledges that:

•	PLC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please contact either Mark I. Greene at (212) 474-1150 or Jonathan L. Corsico at (212) 474-1248.

Sincerely,

/s/ Mark Greene

Mark I. Greene

/s/ Jonathan Corsico

Jonathan L. Corsico

Celia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission

Mail Stop 5546
100 F Street, NE
Washington, D.C. 20549

Copies to:

James Lopez
U.S. Securities and Exchange Commission

Roger Schwall
U.S. Securities and Exchange Commission

Patrick Cescau
Chief Executive, Unilever

Rudolph Markham
Chief Financial Officer, Unilever

David Schwartz, Esq.
Unilever United States, Inc.